UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

103 Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

Effective January 19, 2012, the Board of Directors (the “Board”) of MakeMyTrip Limited (the “Company”) has appointed Mr. Ranodeb Roy as a director of the Board and as a member of the Audit Committee. Mr. Roy will serve as a non-executive and independent director of the Board.

The Company has notified the NASDAQ Stock Market of Mr. Roy’s appointment.

Exhibit

99.1	Press Release of MakeMyTrip Limited dated January 24, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: January 24, 2012	MAKEMYTRIP LIMITED

	By:	/s/ Deep Kalra
	Name:	Deep Kalra
	Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release of MakeMyTrip Limited dated January 24, 2012.